UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
July 2011 Up 5.8% Year over Year

Mexico City, August 3, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for July 2011 increased by 5.8% when compared to July 2010.

This announcement reflects comparisons between July 1 through July 31, 2010 and July 1 through July 31, 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	July 2010	July 2011	% Change
Cancún	420,157	462,579	10.1
Cozumel	2,620	8,475	223.5
Huatulco	35,067	46,481	32.5
Mérida	99,143	104,631	5.5
Minatitlán	11,905	7,394	(37.9)
Oaxaca	39,258	33,676	(14.2)
Tapachula	18,057	13,838	(23.4)
Veracruz	75,414	72,608	(3.7)
Villahermosa	56,863	73,401	29.1
Total Domestic	758,484	823,083	8.5

International
Airport	July 2010	July 2011	% Change
Cancún	808,312	846,753	4.8
Cozumel	43,560	35,449	(18.6)
Huatulco	2,675	1,924	(28.1)
Mérida	11,725	10,090	(13.9)
Minatitlán	618	451	(27.0)
Oaxaca	5,544	5,282	(4.7)
Tapachula	388	542	39.7
Veracruz	8,000	11,993	49.9
Villahermosa	6,187	6,033	(2.5)
Total International	887,009	918,517	3.6

ASUR Page 1 of 2

Total
Airport	July 2010	July 2011	% Change
Cancún	1,228,469	1,309,332	6.6
Cozumel	46,180	43,924	(4.9)
Huatulco	37,742	48,405	28.3
Mérida	110,868	114,721	3.5
Minatitlán	12,523	7,845	(37.4)
Oaxaca	44,802	38,958	(13.0)
Tapachula	18,445	14,380	(22.0)
Veracruz	83,414	84,601	1.4
Villahermosa	63,050	79,434	26.0
ASUR Total	1,645,493	1,741,600	5.8

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: August 3, 2011